SEC FILE NO. 001-32518
CUSIP NO. 23283B204
UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One)	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form 10-D

	☐Form N-SAR	☐ Form N-CSR

For Period Ended: September 30, 2007

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended: _____________________________

PART I - REGISTRANT INFORMATION

Cytomedix, Inc
(Full Name of Registrant)

(Former Name if Applicable)

416 Hungerford Drive, Suite 330
(Address of principal executive offices)

Rockville, Maryland
(City, State and Zip Code)

PART II - RULES 12B-25(b) and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒
(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

Cytomedix, Inc. (the "Company") has not been able to adequately prepare its Quarterly Report on Form 10-Q for the quarter ended September 30, 2007, due to its discovery of errors in its financial statements for prior periods, as was disclosed in the Company’s Form 8-K filed with the SEC on November 7, 2007. On November 5, 2007, the Company’s Board of Directors determined that the financial statements for the fiscal year ended December 31, 2006, and for each of the quarters in 2006 and 2007, should no longer be relied upon because of errors in such financial statements. The Company will file the restated annual financial statements in an amended 2006 Annual Report for the fiscal year ended December 31, 2006. Within this amended 2006 Annual Report, the Company will also restate its 2005 and 2004 annual financial statements for immaterial compensation errors. It will file the restated quarterly financial statements by amending the Company’s respective Quarterly Reports for the quarters ended March 31, June 30, and September 30, 2006, and March 31 and June 30, 2007.

The errors were discovered through the Company’s efforts to address the previously disclosed material weaknesses in internal controls. In its Annual Report on Form 10-K filed on February 26, 2007, the Company identified two material weaknesses in its internal controls over financial reporting. One of these material weaknesses related to recording stock-based compensation expense, primarily related to SFAS 123R, Share-Based Payment. As noted in the Annual Report, the Company was evaluating these issues and planned to take remedial action in 2007. As part of its remedial action, the Company began implementing certain procedures and systems in connection with stock-based compensation expenses. In so doing, the Company discovered the errors that give rise to the Company’s decision to restate the aforementioned financial statements.

The Company is working diligently to restate the financial statements listed above. Given its efforts to complete and file the necessary amended reports, the Company is unable to file the Quarterly Report on Form 10-Q for the period ending September 30, 2007, on or before November 9, 2007, without unreasonable effort or expense.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Andrew S. Maslan	240	499-2680
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
☒ Yes  ☐No
It is anticipated that there will be a significant change in the results of operations from the three and nine month period ended September 30, 2006, due in part because the Company has discovered a material error in the financial statements for that period and the Company plans to file an amended quarterly report to correct that error. As was reported in the Company’s Form 8-K filed on November 7, 2007, the Company has determined that the financial statements for the fiscal year ended December 31, 2006, and for each of the quarters in 2006 and 2007, should no longer be relied upon because of errors in such financial statements. This includes the financial statements for the quarter ended September 30, 2006, which the Company will restate by filing an amended Quarterly Report for the quarter ended September 20, 2006. For the three-month period ended September 30, 2006, the errors resulted in an overstatement of compensation expense and net loss of $334,000. For the nine-month period September 30, 2006, the errors resulted in an overstatement of compensation expense and net loss of $597,000

The Company also anticipates that there will be a significant change in the results of operations for the three and nine month period ended September 30, 2007, when compared to the three and nine month period ended September 30, 2006, due in part to the effects of the licensing agreement between the Company and Biomet Biologics, Inc., disclosed in the Company’s Form 8-K filed on May 26, 2006, and the effects of the Term Sheet Agreement between the Company and its patent counsel as disclosed in the Company’s Form 8-K filed on August 8, 2007. However, the Company is currently in the process of restating the financial statements from the three and nine month period ended September 30, 2006, and is in the process of finalizing its financial statements for the three and nine month period ended September 30, 2007. Therefore, the Company is unable to give a reasonable estimate of the anticipated change in the results of operations at the time of this filing.

                         Cytomedix, Inc.
(Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: November 8, 2007	By:	/s/ Andrew S. Maslan
Andrew S. Maslan
Chief Financial Officer